EXHIBIT 21.1

List of Subsidiaries of

Sugarmade, Inc.

Entity Name	Place of Organization
Nug Avenue	Arcadia, California
SWC Group Inc.	Walnut, California
SugarRush Inc.	Monrovia, California
SugarRush 5058 Inc.	Monrovia, California
Lemon Glow Company	Alhambra, California